SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY 2024
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: January 22, 2024

List of materials

Documents attached hereto:

i) Press release: Issuance of Termination Notice for the Merger of Sony Pictures Networks India Private Ltd. and Zee Entertainment Enterprises Ltd.

 January 22, 2024
Sony Group Corporation
Issuance of Termination Notice for the Merger of
Sony Pictures Networks India Private Ltd. and Zee Entertainment Enterprises Ltd.

Sony Pictures Networks India Private Ltd. (“SPNI”) (now known as Culver Max Entertainment Limited), a wholly-owned subsidiary of Sony Group Corporation (“Sony”), today issued a notice terminating the definitive agreements entered into by SPNI and Zee Entertainment Enterprises Ltd. (“ZEEL”) relating to the merger of ZEEL with and into SPNI (the “Merger”), which was previously announced on December 22, 2021. The definitive agreements provided that if the Merger did not close by the date twenty-four months after their signature date (the “End Date”), the parties would be required to discuss in good faith an extension of the End Date required to make the Merger effective by a reasonable period of time. Such discussions were required to be held for a period ending thirty days after the End Date (the “Discussion Period”). The definitive agreements further provided that if the parties are unable to agree upon such an extension by the end of the Discussion Period, any party could terminate the definitive agreements by providing written notice.

The Merger did not close by the End Date as, among other things, the closing conditions to the Merger were not satisfied by then. SPNI has been engaged in discussions in good faith to extend the End Date but the Discussion Period has expired without an agreement upon an extension of the End Date. As a result, on January 22, 2024, SPNI issued a notice to ZEEL terminating the definitive agreements.

Sony has not included the impact of the Merger in its consolidated financial results forecast for the fiscal year ending March 31, 2024, which was announced on November 9, 2023, and does not anticipate any material impact on its consolidated financial results as a result of the termination of the definitive agreements for the Merger.

End of document